

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

December 1, 2009

Yeon-su Kim
Chief Financial Officer and Secretary
Tremisis Energy Acquisition Corporation II
545-7 Dogok-Dong
SoftForum B/D, 7th Floor
Gangnam-Gu, Seoul, South Korea 135-270

>   **Re: Tremisis Energy Acquisition Corporation II**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
>   **Filed November 16, 2009**
>   **File No. 001-33814**

Dear Ms. Kim:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
       Jeffrey M. Gallant, Esq.
       (212) 818-8881